

Somkiat Sirichatchai
Executive Vice President





04046872

12g3-2(b) File No. 82-4922

Ref No. CN. 689/2004

November 19, 2004



Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.



Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED

DEC 2 9 2004

THOMSON
FINANCIAL

C8038-1-04

♻
KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com   Registration No.PCL 105


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	11,294,246,848.18	Deposits	715,829,318,204.15
Interbank and money market items	95,626,844,404.19	Interbank and money market items	12,162,041,452.98
Securities purchased under resale agreements	26,700,000,000.00	Liabilities payable on demand	7,136,946,783.24
Investments in securities, net	131,884,806,407.01	Securities sold under repurchase agreements	-
(with obligations Baht 13,253,158,492.54)		Borrowings	20,159,603,452.45
Credit advances (net of allowance for doubtful accounts)	528,077,828,895.34	Bank's liabilities under acceptances	828,934,381.22
Accrued interest receivables	1,555,040,010.60	Other liabilities	12,505,524,298.84
Properties forcclosed	12,425,876,912.74	Total liabilities	768,622,268,517.88
Customers' liabilities under acceptances	828,934,381.22		
Premises and equipment, net	21,696,277,761.50	**Shareholders' equity**	
Other assets	9,597,947,680.19	Paid-up share capital	
		(registered share capital Baht 30,486,148,970.00)	29,636,245,370.00
		Reserves and net profit after appropriation	25,178,834,918.71
		Other reserves and profit and loss account	12,249,155,954.83
		Total shareholders' equity	61,064,236,243.54
Total Assets	829,686,504,760.92	Total Liabilities and Shareholders' Equity	829,686,504,760.92
Customers' liabilities under unmatured bills	4,143,640,158.96	Bank's liabilities under unmatured bills	4,143,640,158.96
Total	833,830,144,919.88	Total	833,830,144,919.88

	Baht
Non-Performing Loans as at September 30, 2004 (Quarterly)	55,824,300,369.30
(9.75% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at September 30, 2004 (Quarterly)	31,965,411,003.21
Actual allowance for doubtful accounts	41,917,248,786.77
Loans to related parties	3,562,959,350.86
Loans to related asset management companies	14,405,000,000.00
Loans to related parties due to debt restructuring	4,180,039,684.37
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,643,828,484.60
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,169,640,193.26
Total liabilities	159,853.46
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,652,257,268.40
Letters of credit	16,162,379,655.82

[1] This Summary Statement has not been reviewed or audited by Certified Public Accountant